KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2016
and
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

TABLE OF CONTENTS

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$3,107,226
Cash with clearing organizations	375,116
Cash with clearing organizations, restricted	180,087
Receivables:	
Clearing brokers and insurance companies	690,452
Representative and employee advances	185,704
Prepaid expenses	206,542
Property and equipment, net of accumulated depreciation	625,589
Deposits and other assets	38,481
	$ 5,409,197

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 423,789
Commissions payable	1,424,852
Insurance note payable	22,180
Due to related parties	850,530
Deferred rent	192,782
	2,914,133

Stockholder's equity:

Common stock voting, no par value per share, 1,000 shares authorized, 182 shares issued, and outstanding at December 31, 2016	3,196
Common stock von-voting, no par value per share, 99,000 shares authorized, 17,988 shares issued and outstanding at December 31, 2016	316,471
Additional paid-in capital	4,569
Retained earnings	2,170,828
Total stockholder's equity	2,495,064
	$ 5,409,197

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2016

Revenues:	
Commissions	$ 25,555,682
Fees earned	5,713,537
Management fee income	1,852,221
Interest income	277,563
Other income	3,432,795
	36,831,798
Expenses:	
Commissions	25,770,847
Clearing expenses	514,602
Employee compensation and benefits	3,281,872
Managements fees	800,000
Professional service fees	64,127
Technology, data and communication costs	684,625
Regulatory fees	753,116
Occupancy and equipment rentals	496,789
Depreciation and amortization	130,195
Interest	13,146
State and local taxes	30,072
Other	3,574,090
	36,113,481
Net income	$ 718,317

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2016

	Number of Common Shares Voting	Common Shares Non-Voting	Amount	Additional Paid–in Capital	Retained Earnings	Total
Balance December 31, 2015	182	17,988	$ 319,667	$ 4,569	$ 2,488,511	$ 2,812,747
Distributions					(1,036,000)	(1,036,000)
Net income	-	-	-	-	718,317	718,317
Balance December 31, 2016	182	17,988	$ 319,667	$ 4,569	$ 2,170,828	$ 2,495,064

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:	
Net income	$ 718,317
Adjustments to reconcile net income to total	
cash flows from operating activities:	
Depreciation and amortization	130,195
Accounts receivable:	
Clearing brokers and insurance companies	35,116
Representative and employee advances	(46,514)
Prepaid expenses	175,637
Accounts payable and accrued expenses	27,264
Due to related party	746,406
Deferred rents	23,787
Commissions payable	(88,054)
Deposits	(5,400)
Total adjustments	998,437
Total cash flows from operating activities	1,716,754
Cash flows (used in) investing activities:	
Purchase of property and equipment	(179,386)
Cash flows (used in) financing activities:	
Stockholder distributions	(1,036,000)
Net decrease in cash and cash equivalents	501,368
Cash and cash equivalents, beginning of period	3,161,061
Cash and cash equivalents, end of period	$ 3,662,429
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 16,560

NOTES TO FINANCIAL STATEMENTS

1.   BUSINESS

Kovack Securities, Inc. (KSI) (the Company) was incorporated in the State of Florida on April 23, 1997, and is a registered securities broker-dealer with the SEC, FINRA and SIPC. The Company's corporate office is located in Fort Lauderdale, Florida.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less to be cash equivalents.

Property and equipment - Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets or the term of lease if shorter using the straight-line method.

Commissions – Commissions and sales concessions include amounts earned on securities products, including mutual funds and variable annuities and on non-securities insurance based products.

Fees earned – Fees earned include 12-B1 fee revenue received from product sponsors, administrative fees and other miscellaneous fees.

Management fee income – Management fee income represents amounts billed to a related party for expenses pursuant to an expense sharing agreement.

Other income – Other income consists of fees charged to financial advisors for contracted services such as insurance, email monitoring, and affiliation expenses as well as revenue from product sponsors associated with the annual compliance meeting.

Accounting estimates - Management of the Company occasionally uses accounting estimates in determining certain revenues and expenses. Estimates are based on subjective, as well as, objective factors and, as a result, judgment is required to estimate certain amounts at the date of the financial statements. Actual results could differ from the estimated amounts.

Fair value of financial instruments - The fair value of the Company's financial instruments, such as cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate their carrying value because of the short maturity of the instruments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes - The Company has elected, by consent of its stockholder, to be taxed as an S Corporation under the provisions of Section 1361 of the Internal Revenue Code. Under these provisions, the Company does not pay federal corporate income tax on its taxable income. Instead, the stockholder is liable for federal income taxes on its respective share of the Company's taxable income. Therefore, only state income taxes have been included in the accompanying financial statements. Generally accepted accounting principles ("GAAP") prescribes a threshold and measurement attribute for financial statement recognition of a tax position that an entity takes or expects to take in a tax return. An entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. This pronouncement is applicable to pass-though entities, such as S Corporations, which are potentially subject to income taxes.

The Company assesses its income tax positions, including its continuing tax status as an S Corporation, based on management's evaluation of the facts, circumstances and information available at the reporting date. The Company uses the prescribed more likely than not threshold when making its assessment. The Company did not accrue any interest expense or penalties related to tax positions. There are no open Federal or State tax years under audit. Beginning with the tax year ending December 31, 2011, the Company files consolidated federal and state income tax returns with its parent. The Company believes that it is no longer subject to examination for years prior to 2013.

3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2016 consists of the following:

		Estimated useful lives
Equipment and software	$ 409,883	5 years
Furniture and furniture	362,856	7 years
Software	121,150	5 years
Leasehold improvements	292,345	10 years
	1,186,234	
Less accumulated depreciation and amortization	(560,645)	
	$ 625,589	

Depreciation and amortization expense charged to income was $ 130,195 in 2016.

4. LEASES

The Company has several non-cancelable leases for office facilities that will expire over the next five years. The following is a schedule of future minimum lease payments for operating leases as of December 31, 2016: 2017 - $318,291, 2018 - $309,409, 2019 - $300,839, 2020 - $305,605, 2021 - $314,768. Rental expense, including amortization of deferred rental payments, for the Company's corporate headquarters totaled $475,665 for the year ended 2016.

5. 401(k) PLAN

The Company sponsors a 401(k) retirement savings plan for the benefit of its employees. Contributions to the plan included in employee compensation and benefits were $76,993 for the year ended December 31, 2016.

6. COMMITTMENTS AND CONTINGENCIES

The Company is party to certain claims and legal actions arising in the ordinary course of business. In some cases, plaintiffs are seeking compensatory and punitive damages. It is the opinion of management that ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition. The Company has accrued $118,150 of settlement costs in 2016.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

NOTES TO FINANCIAL STATEMENTS

7.   RELATED PARTY TRANSACTIONS

The Company acts as the introducing broker/dealer for customers accounts which are managed through Kovack Advisors, Inc. (KAI), a registered investment advisor and related party. As the introducing broker/dealer, KSI provides back office support in account opening and administration on a fully disclosed basis through either Pershing LLC, or National Financial Services LLC. For the year ended December 31, 2016, the Company earned management fees for this back office support of $1,852,221. On December 31, 2016, KSI owed KAI $50,530. During 2016, KSI accrued management fees totaling $800,000 to two corporations owned by the stockholders of Kovack Financial LLC the parent of KSI. These management fees were paid in January 2017.

8.   CONCENTRATIONS

During the year, the Company maintained cash balances in excess of the Federally insured limits. The funds are with major money center banks, and financial institutions. Consequently, the Company does not believe that there is a significant risk in having these balances in any one of these financial institutions.

9.   REQUIREMENTS OF RULE 15c3-3

The Company is an introducing broker, exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefits of Customers, under the provisions of paragraph (k) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

10.   NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2016, the Company had net capital of $1,424,009, which was $1,229,733 in excess of its required net capital of $194,276. The Company's net capital ratio was 2.05 to 1.

11.   SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 17, 2017, which is the date the financial statements were available for issue.

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

SCHEDULE I

COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

NET CAPITAL COMPUTATION:

Total stockholder's equity qualified for net capital	$ 2,495,064
Add:	
Allowable subordinated liabilities	-
Total capital and allowable subordinated liabilities	2,495,064
Deducts and or charges:	
Total non-allowable assets	(1,056,316)
Net capital before haircuts	1,438,748
Haircuts on securities:	
Other securities	(14,739)
Net capital	$ 1,424,009
Aggregated indebtedness:	
Commissions payable	$ 1,424,852
Accounts payable and other liabilities	1,489,281
	$ 2,914,133
Ratio of aggregated indebtedness to net capital	2.05 to 1

RECONCILIATION:

Net capital, per page 3 of the December 31, 2016 un-audited Focus Report, as originally filed	$ 1,424,009
Net audit adjustments	-
Net capital, per December 31, 2016 audited report, as filed	$ 1,424,009